U.S. Restaurant Properties, Inc.
12240 Inwood Road, Suite 300
Dallas, Texas 75244
(972) 387-1487

August 27, 2003

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Company Name:	U.S. Restaurant Properties, Inc.
	Form Type:	Form S-3
	Filing Date:	August 18, 2003
	File No.:	333-108054

Ladies and Gentlemen:

        In connection with the above-captioned registration statement (the "Registration Statement"), and in accordance with your instruction, please be advised as follows:

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Very truly yours,

/s/ STACY M. RIFFE

Name:	Stacy M. Riffe
Title:	Chief Financial Officer